Filed by Starry Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: January 27, 2022

Broadband World News

Starry Expands Its Ultra-Low-Cost Broadband Access Program to the Cambridge Housing Authority

January 27, 2022

Home broadband access remains essential for work, school, telehealth and basic communications and Starry Connect is bringing ultra-low-cost, high-quality broadband to more than 55,000 units of public and affordable housing across six markets;

Cambridge Housing Authority is Starry’s 8th public housing partner.

BOSTON—(BUSINESS WIRE)—Starry, Inc. (the “Company” or “Starry”), a next generation licensed fixed wireless internet service provider, today announced a partnership with the Cambridge Housing Authority (CHA) to provide its ultra-low-cost Starry Connect broadband service to more than 2,630 of its units located throughout 27 communities in Cambridge. A recent study on digital equity in Cambridge found that the cost of home broadband access (often bundled with other services) locally can exceed $250 per month, often leaving low-income residents without a feasible broadband option in the home. In fact, a March 2021 survey of CHA residents for the study found that 46% of respondents reported not having a home internet connection.1

Through this partnership, CHA’s residents will be able to sign up for Starry Connect’s high-speed, uncapped home broadband service for $15 per month with no data caps, no long-term contracts, no credit checks, no extra fees for equipment, free installation and 24/7 world-class customer support. Additionally, CHA residents can opt-into the federal government’s Affordable Connectivity Program (ACP), which provides a subsidy of up to $30 per month towards broadband access for eligible households. For residents that sign up for Starry’s service and opt-into the ACP program, that benefit can cover the entire cost of broadband service for the household while the program remains in effect.

“The high cost of broadband remains a significant barrier holding families back from realizing the benefits of having broadband access at home. No family should have to choose between putting food on the table or having the broadband they need to thrive,” said Virginia Lam Abrams, Starry’s Senior Vice President of Government Affairs and Strategic Advancement. “The Starry Connect program was designed to offer high-quality broadband at a low price so all communities can get connected and online—for work, school, health care access and so much more. We are proud to welcome the Cambridge Housing Authority as the eighth public housing authority to join Starry Connect and we are thrilled to partner with them to further expand digital equity and inclusion in the Boston area.”

“CHA’s partnership with Starry will be a game-changer for those we serve by providing them with access to truly affordable, high-speed internet, which will help them keep up with the ever-evolving demand for quality broadband needed in today’s world,” said Michael Johnston, Executive Director of Cambridge Housing Authority.

“Starry is a key partner in our efforts to bring high-quality and affordable broadband Internet options to Cambridge Housing Authority residents,” added Jay Leslie, Chief Information Officer at Cambridge Housing Authority.

Cambridge Housing Authority has been providing long-term rental housing and rental assistance to more than 7,000 low-income families, elders and disabled individuals through its Public Housing and Housing Choice Voucher (HCV) Programs since 1935. The organization develops and manages safe, good quality, affordable housing for low-income individuals and families that promotes citizenship, community, and self-reliance.

The economic and social benefits of broadband access in the home are well known, yet according to the Federal Communications Commission, more than 20 million Americans still lack access to a high-speed internet broadband connection. Starry launched its Starry Connect program in 2018 in Boston to address the growing digital divide by providing an affordable and ultra-low-barrier broadband option to public and affordable housing communities. Starry Connect brings ultra-low-cost broadband service to public and affordable housing residents without requiring credit checks, long-term contracts, individual eligibility requirements (such as household participation in SNAP, WIC or Medicaid) or a lengthy application process. Starry Connect provides a $15 per month option for 30 Mbps symmetrical speeds without a credit check or signing a long-term contract. This innovative approach to removing broadband adoption barriers earned Starry designation as a ConnectHomeUSA stakeholder through the U.S. Department of Housing and Urban Development in 2019.

Nationally, the Starry Connect program covers more than 55,000 units of public and affordable housing across New York City, Los Angeles, Boston, Denver, Columbus, DC and Northern Virginia. Starry counts the New York City Housing Authority (NYCHA), the Housing Authority of the City of Los Angeles (HACLA), Denver Housing Authority, Boston Housing Authority, Brookline Housing Authority, Innovative Housing Concepts (Englewood CO Housing Authority), and Metro West Housing Solutions (Lakewood CO Housing Authority) as public housing partners. In addition, Starry also works with nonprofit and privately-owned affordable housing owners such as Related Affordable, Beacon Communities, Schochet Properties, Neighborhood Developers, and many others.

Starry Internet is available in Boston, New York City, Los Angeles, Washington, DC, Denver and Columbus, OH, with an expansion roadmap that will cover more than 40 million households across the United States. On October 7, 2021, Starry announced that it will become a public company through a business combination with FirstMark Horizon Acquisition Corp. (“FirstMark”) (NYSE: FMAC). To learn more about Starry, Starry Connect, or sign-up for Starry service, visit https://starry.com.

1

Digital Equity in Cambridge: Data and Strategic Recommendations, City of Cambridge, MA, March 2021 https://www.cambridgema.gov/-/media/Files/citymanagersoffice/cityofcambridgedigitalequitystudymarch2021.pdf

About Starry, Inc.

At Starry, Inc. (“Starry”), we believe the future is built on connectivity and that connecting people and communities to high-speed, broadband internet should be simple and affordable. Using our innovative, wideband hybrid-fiber fixed wireless technology, Starry is deploying gigabit capable broadband to the home without bundles, data caps, or long-term contracts. Starry is a different kind of internet service provider. We’re building a platform for the future by putting our customers first, protecting their privacy, ensuring access to an open and neutral net, and making affordable connectivity and digital equity a priority. Headquartered in Boston and backed by world-class investors, Starry is currently available in Boston, New York City, Los Angeles, Washington, DC, Denver and Columbus and is expanding nationwide. To learn more about Starry or to join our team and help us build a better internet, visit: https://starry.com.

About FirstMark Horizon Acquisition Corp.

FirstMark Horizon Acquisition Corp. (“FirstMark”) is a special purpose acquisition company whose mission is to drive long-term value creation by actively supporting the next generation of iconic public companies. FirstMark is comprised of a team of seasoned investors and industry executives with an extensive track record of identifying transformative trends across innovative subsectors of technology. Notably, FirstMark’s management team is composed of the founders and executives of FirstMark Capital, a prominent technology venture capital firm founded in 2008 with $2.3 billion in total capital commitments, which has backed entrepreneurs that have created leading companies, many valued at over a billion dollars. For more information, please visit http://firstmarkhorizon.com.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Holdings, Inc. (“Starry Holdings”), a newly formed subsidiary of Starry, has filed a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”) on November 5, 2021 (as amended on December 20, 2021 and January 14, 2022). The Form S-4 includes a proxy statement of FirstMark and a prospectus of Starry Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark stockholders. Additionally, Starry Holdings and FirstMark have also filed and may continue to file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC by FirstMark or Starry Holdings may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

FirstMark, Starry Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination is included in the Form S-4 relating to the proposed business combination filed with the SEC on November 5, 2021 (as amended on December 20, 2021 and January 14, 2022). You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to the anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020, and its subsequent Quarterly Reports on Form 10-Q. In addition, there are risks and uncertainties described in the Form S-4 (File No. 333-260847) filed by Starry Holdings and other documents filed by FirstMark or Starry Holdings from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this press release, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q, and in the Form S-4 filed by Starry Holdings. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Holdings or FirstMark gives any assurance that Starry, Starry Holdings or FirstMark will achieve its expectations. None of Starry, Starry Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors for Starry and Starry Holdings:

investors@starry.com

Investors for FirstMark:

Eric D. Cheung

eric@firstmarkcap.com

Media Contact:

Mimi Ryals, Starry

mryals@starry.com

press@starry.com